SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1.	Introduction

This Corporate Policy is intended to guide the actions related to donation and voluntary contribution processes made by Sabesp.

2.	Objective
2.1	Establish guidelines, criteria and definitions to guide the donation and voluntary contribution processes made by Sabesp.
2.2	Prevent the improper use or transfer of Company resources, directly or indirectly, that may favor illegal acts or acts that do not comply with Sabesp’s Code of Conduct and Integrity.
2.3	Establish the permission and prohibition criteria for donations and voluntary contributions made by the Company.
3.	Guidelines
3.1	Donations or voluntary contributions are only allowed in situations of public calamity or public interest, provided that they are intended for government projects or programs, or non-profit entities with philanthropic, cultural, educational, social, and/or environmental purposes, under the Company's values and ethical principles.

3.2	Donations or voluntary contributions of goods acquired specifically for the purposes established in item 3.1 are allowed, provided that they are supported by a legal opinion and approved by the Executive Board and the Board of Directors, regardless of their value.
3.3	Donations or voluntary contributions of used tangible movable property are allowed whether the following criteria are simultaneously met:

3.3.1 they are destined to municipal, state or federal public entities or non-profit entities, provided that they are not in default with respect to its payment obligations to Sabesp;

3.3.2 the donated good must be used for the benefit of social, cultural, educational, and/or environmental interest, and meet the following conditions:

a)	they must not be directly linked to the provision of services in municipalities;
b)	they must be fully depreciated or amortized in the accounting books;
c)	they must be classified as unserviceable;
d)	they must be submitted to prior analysis for:

I - opportunity and socio-economic convenience regarding the choice of another form of disposal;

II - prior determination of the asset’s market value, which must be obtained by comparison with three assets of similar characteristics and age:

(i)	for vehicles, the values referred to in the FIPE (Fundação Instituto de Pesquisas Econômicas) table are accepted;

(ii) for assets that do not have a used market reference, the value of a new asset, depreciated by the IBAPE (Instituto Brasileiro de Avaliações e Perícias de Engenharia de São Paulo) table must be used and is applicable exclusively to said asset.

3.3.3 be limited to 1,000.00 UFESPs (Unidades Fiscais do Estado de São Paulo) per year per receiving Corporate Taxpayer’s ID (CNPJ) and be subject to the approval of the director of the donating department;

a)	amounts above this limit are subject to the prior authorization of the Executive Board;
3.4	The donating department must execute the entire donation or voluntary contribution process, in accordance with the business procedures, and is responsible for documents that base and justify the donation or contribution.

3.4.1 All donations and contributions must be formalized in an appropriate legal instrument that establishes the beneficiary's sole responsibility for the use of the asset received, expressly undertaking not to use the resources in a way that conflicts with the purpose of the donation or contribution and applicable legal provisions.

3.4.2	This legal instrument must contain an anti-corruption clause that protects Sabesp if the other party is involved in violations to the provisions of the Anti-Corruption Law 12,846/2013 that may impact the Company’s reputation.
3.4.3	All donation or voluntary contribution process to be submitted to the Executive Board must be previously assessed by functional Risk and Compliance Management authority. The purpose is to assess any potential conflict of interests, including regarding the provisions of the Institutional Policy for Related Party Transactions (PI0032).
3.5	Donations or contributions in kind or donations of immovables are not allowed;

3.6 Donations and voluntary contributions are prohibited, directly or indirectly, under the following conditions:

3.6.1 to private individuals;

3.6.2 to political parties and their candidates, in accordance with the legislation in force.

3.6.3 to legal ineligible and/or suspended legal entities, in particular those whose corporate registrations are under the following conditions:

a)	National Registry of Ineligible and Suspended Companies from the Federal Controller's Office (Cadastro de Empresas Inidôneas e Suspensas (CEIS) da Controladoria Geral da União);
b)	National Registry of Punished Companies from the Federal Controller's Office (Cadastro Nacional de Empresas Punidas (CNEP) da Controladoria Geral da União);
c)	Ineligible Private Non-Profit Entities Registry from the Federal Controller’s Office (Cadastro de Entidades Privadas Sem Fins Lucrativos Impedidas (CEPIM) da Controladoria Geral da União);
d)	National Registry of Civil Convictions by Acts of Administrative Improbity from the National Council of Justice (Cadastro Nacional de Condenações Cíveis por Atos de Improbidade Administrativa do Conselho Nacional de Justiça);
e)	Registry of employers who have submitted workers to slavery conditions according to the Ministry of Labor and Employment (Cadastro de Empregadores que tenham submetido trabalhadores a condições análogas às de escravo do Ministério do Trabalho e Emprego);
f)	Disabled and Disreputable according to the Federal Court of Auditors (Relação de Inabilitados e Inidôneos do Tribunal de Contas da União); and
g)	Outstanding Credits to State Agencies and Entities from the Treasury Department of the State of São Paulo (Cadastro Informativo dos Créditos não Quitados de Órgãos e Entidades Estaduais (Cadin) da Secretaria da Fazenda do Estado de São Paulo);

In case of questions or registrations not provided for in this Policy, the Risk Management and Compliance functional authority shall be consulted to assess the relevance of such donation or voluntary contribution.

3.6.4 offered, promised or granted for the purpose of obtaining an improper advantage or to influence the action of any person, whether a public agent, supplier, third party, or others, regardless of the suitability of the organization to be favored;

3.6.5 in the years in which municipal, state and/or federal elections are held, in accordance with the legislation in force; and

3.6.6 in other situations provided for by law.

3.7	The Officers must annually report to the Executive Board all donations made during the period.
3.8	Exceptional situations or situations not foreseen in this Policy must be submitted to the approval of the Executive Board and the Board of Directors.

3.9	The following are not subject to this Policy:

3.9.1donations and contributions arising from regulatory or judicial obligations, consent agreement, or other mandatory determinations issued by competent government authority concerning Sabesp; and

3.9.2 resources destined to cultural, educational, social, and/or environmental projects through sponsorships, in exchange for promotional or institutional advertising purposes.

4.	Supplementary Items
Referred Attachments (Attachments Base)	Referred Documents	Record Information
---	PI0032 – RELATED PATIES TRANSACTIONS	---
Attached Files (Documents that serve as Supplement to the Corporate Instrument)
PI0035v.2 Appendix 01 – Definitions.doc

Voluntary Donation and Contribution	Spontaneous contribution to others and without anything in return.
Sponsorship	Institutional, financial and/or promotional contribution with counterparts offered by the offeror aiming to strengthen the image, broaden relationship with stakeholders, disseminate products, services, positions, programs and policies, increase sales and add value to Sabesp’s brand.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 29, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.